Exhibit 99.21

Bayswater Defines Uranium Mineralization Grading Up To 7.55% U3O8 at North Thelon Basin Project

Vancouver, BC, September 10, 2008 - B ayswater Uranium Corporation (TSX-V: BAY) (OTC: BYSWF) is pleased to report that assay results have been received from samples taken from its North Thelon Project in Nunavut, Canada. Uranium mineralization was found in outcrop and boulders at the Company’s Itza and Amer West claim blocks, and the discovery of this mineralization was described in the news release dated July 28, 2008.

Sampling of angular boulders and outcrops of strongly radioactive interbedded feldspathic sandstone and siltstone in 2007 and 2008 has resulted in a total of 41 samples assaying greater than 1000 ppm U (0.124 % U3O8). Of these 41 mineralized samples, 3 samples yielded assays greater than 1% U3O8 with one angular boulder grading 7.55% U3O8. These mineralized samples define a horizon of feldspathic sandstone-siltstone that is continuous over 40 km on Bayswater’s land holdings. A high priority drill target has been defined at Amer West where 14 samples of boulders and subcrop ranging from 0.124% to 4.32% U3O8 are present.

“We are very encouraged with the grades of this newly discovered mineralization,” states Victor Tanaka, Chief Operating Officer of Bayswater. “Amer West is a strong drill target.”

The North Thelon Project consists of a series of properties centered about 150 km northwest of the hamlet of Baker Lake in Nunavut. The exploration targets are unconformity related uranium deposits, similar to the Kiggavik and Andrew Lake deposits currently being developed by Areva and partners, and sediment hosted uranium deposits, similar to the Oklo and Shinkolobwe deposits of West Africa.

The Company’s exploration activities are conducted under the supervision of George M. Leary, M.Sc. P. Eng. (BC), President of the Company, and Victor Tanaka, B.Sc. P.Geo. (B.C.), Chief Operating Officer of the Company. Both are qualified persons under NI 43-101. Victor Tanaka is the qualified person responsible for the technical information in this news release.

About Bayswater Uranium Corporation - The Super JuniorTM Uranium Company

Bayswater Uranium Corporation is a rapidly-growing international uranium exploration and development company. As the only uranium company to have major landholdings in each of Canada's most important producing and exploration regions – the Athabasca Basin, the Central Mineral Belt, and the Thelon Basin –Bayswater is a leader in uranium exploration in Canada, the world’s largest producer of uranium. The Company also owns several advanced uranium properties in the United States that are being fast tracked to feasibility and production. Bayswater combines a balanced portfolio of exploration and development projects with the uranium expertise of its technical and managerial teams. The result is a Super JuniorTM Uranium Company with the share liquidity and market capitalization to provide value to both the retail and institutional investor. To capitalize on the strong growth of the nuclear industry and to continue to add shareholder value, Bayswater plans to focus on the development of its resource properties and to evaluate early stage projects for further discoveries. Other acquisition opportunities will continue to be assessed all with a corporate vision of building a major international uranium company . Bayswater is listed on the TSX Venture Exchange under the symbol “BAY”. The Company’s website is www.bayswateruranium.com.

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On behalf of the Board of:

BAYSWATER URANIUM CORPORATION

George M. Leary
President

For further information contact:

John Gomez
Manager, Investor Relations
Telephone: (604) 687-2153

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents herein.